SECOND AMENDED SCHEDULE C

TO MANAGEMENT AND ADMINISTRATION AGREEMENT

SERVICE FEES

Effective November 1, 2020

1.	Service Fees

Services	Fee
Management and Administration Services	For the Funds listed in Schedule A hereto:

“Average daily net assets” as referenced in the fee schedule refer solely to the average daily net assets of the Funds and not to assets of other series of the Trust. Foreside shall invoice the Funds for the annual fee in equal monthly installments, to be paid in arrears by the Funds for services rendered under this agreement. If this agreement is terminated, the portion of the annual fee due for services rendered shall be pro-rated to the date of termination. The obligation to pay the fee shall begin as of the date of the commencement of operations for any Fund.

ASSET MANAGEMENT FUND	FORESIDE MANAGEMENT SERVICES, LLC
On behalf of the Series list on Schedule A

/s/ David Bunstine	/s/ David Whitaker
Name: David Bunstine	Name: David Whitaker
Title: President	Title: President